MERIDIAN FINANCIAL CORPORATION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities

Exchange Act of 1934.

Commission File Number 33-75594

MERIDIAN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

9265 Counselor's Row, Suite 106, Indianapolis, Indiana 46240 (317) 814-2000

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Five-Year Series II Bonds

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]	Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 225

Pursuant to the requirements of the Securities Exchange Act of 1934, Meridian Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:November 24, 1999

BY: /s/David L. Pauley

David L. Pauley

Chief Executive Officer